Mail Stop 6010

April 23, 2008

VIA U.S. MAIL AND FAX (847) 437-4969

Mr. Jeffrey R. Mistarz
Chief Financial Officer
1280 Landmeier Road
Elk Grove Village, Illinois 60007

> **Re: Lime Energy Company**
> **Form 10-K for the year ended December 31, 2007**
> **Filed March 31, 2008**
> **File No. 001-16265**

Dear Mr. Mistarz:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2007

Financial Statements, page F-1

Consolidated Balance Sheets, page F-2

1.   We noted that you include "cost in excess of assets acquired" as an asset on the face of
        your balance sheet. The excess of the cost of an acquired entity over the net amounts
        assigned to assets acquired and liabilities assumed should be recognized as an asset
        referred to as goodwill. We see that you refer to this amount as goodwill throughout the
        remainder of your filing. Therefore, to comply with paragraph 43 of SFAS 141, please
        revise future filings to label the asset as goodwill on the face of your balance sheet.

Note 4 – Acquisitions, page F-16

Parke P.A.N.D.A. Corporation, page F-18

2.   We noted the 2006 purchase of Parke was comprised of cash and shares of common
        stock. We see that you valued the common shares at $7.00 per share which was the "price
        used in the private placement of common stock described under Note 22(i)". We did not
        find any additional information at Note 22(i), however, and it is unclear to us how you
        determined $7.00 per share was appropriate in valuing the shares. Please clarify your
        accounting and valuations for us and revise future filings to clearly indicate how your
        valuation of the shares issued in this transaction complied with U.S. GAAP, including
        SFAS 141 and EITF 99-12.

        As appropriate, please respond to these comments within 10 business days or tell us when
you will provide us with a response. Please furnish a cover letter that keys your responses to our
comments and provides any requested supplemental information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after reviewing
your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings to be certain that the filings includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- Staff comments or changes to disclosure in response to staff do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3603 if you have any questions regarding these comments. In this regard, do not hesitate to contact Angela Crane, Accounting Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant